UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, November 5th, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Ref.: Banco Bradesco S.A. – Special Shareholders’Meeting as of 10.29.2009
        • Merger of the total of shares representing Ibi Participações S.A.’s Capital Stock

     Concerning the publication, on this date, of the Minutes of the Special Shareholders’ Meeting held on October 29th, 2009 which approved the merger of the total of shares representing Ibi Participações S.A.’s Capital Stock , we confirm, pursuant to Articles 137, 230 and 252 of Law # 6,404/76, that the Bradesco’s shareholders that shall be entitled to the right to dissent are the holders of common shares registered in the Company’s records on October 6th, 2009, the disclosure date of the Material Fact, including those shareholders that acquired common shares on that date (10.6.2009), which became “ex-right” as of October 7th, 2009, such that:

• these shareholders may exercise the right to dissent until December 7th, 2009, this date included, on the Bradesco Branch of their choice;

• those with shares held in custody at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) shall exercise the right through their Custodian Agents;

• the payment of the refund amount to shareholders who eventually exercise the right to dissent shall be made as of December 17th, 2009;

• the refund amount is R$12.379416101 per common share.

Cordially,

Banco Bradesco S.A.
Julio de Siqueira Carvalho de Araujo
Executive Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2009

BANCO BRADESCO S.A.

By:	/S/ Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.